UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 5, 2010

TASEKO MINES LIMITED
Ste. 300-905 West Pender Street
Vancouver , British Columbia
Canada V6C 1L6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: July 6, 2010

Print the name and title of the signing officer under his signature.

  300-905 West Pender Street
Vancouver , British Columbia
Canada V6C lL6
Tel: 778-373-4533
Fax: 778 373-4534
www.tasekomines.com

PANEL FINDINGS CONSISTENT WITH TASEKO EXPECTATIONS
AND IN-LINE WITH PROVINCIAL APPROVAL

July 5, 2010, Vancouver BC - The Federal Review Panel, established for the purpose of conducting a review of the environmental effects of Taseko Mines Limited's (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") Prosperity Gold-Copper Project, has submitted its report to the Government of Canada.

The Panel findings are very similar to the conclusions reached in the Provincial environmental assessment process - that the loss of Fish Lake and adjacent meadows constitutes a significant adverse effect. However, the important difference in the Provincial process is that it went on to conclude that the environmental impacts were justified because the lake and the fishery will be replaced and the economic and social benefits generated for British Columbians are so significant. It was on this basis that the Province approved the Project for development.

The Panel was not mandated to assess the economic and social value generated by the project, a consideration which factored prominently in the Provincial approval and will no doubt be given prominence in the final Federal Cabinet decision.

On key environmental factors the Panel findings were entirely consistent with those of the Province, both concluding there are no significant environmental effects to air or water quality, no risk to fish in the Taseko River and no risk to human health associated with the project. Of the 24 potential environmental impacts identified in the conclusion section of the report, the Panel concluded 22 had no significant effect. Just two have a significant environmental effect - the loss of Fish Lake and its associated habitat, and the cumulative effects of human activity on grizzly bear, even though the mine itself has no significant effect on the grizzly population. (The Panel's conclusions can be found on Taseko's website at http://www.tasekomines.com/i/pdf/tko/Section%2011.pdf)

"Submission of the Panel report marks a key milestone for Taseko towards the successful development of Prosperity," says Mr. Hallbauer. "While we are satisfied with the Panel's conclusions, it must be remembered that the report is advisory only; it will help to inform Cabinet but it does not commit Cabinet to a particular course of action."

"The future of Prosperity now rests with the Federal Government," says Russ Hallbauer, President and CEO of Taseko Mines Limited. "It will be up to Cabinet to make the final decision on granting Prosperity Federal approval."

Cabinet has many other factors and considerations to weigh before arriving at a final conclusion. Those factors include:
•         The significant economic value and social benefit generated for Canadians and the contribution the project will make to the economic security of the country;
•         The project approval by the Provincial Government, following 17 years of environmental assessment, and the issuance of a long term lease for the purposes of mining;
•         Taseko Mines Limited, successful operators of the Gibraltar Mine (Canada's second largest open pit copper mine) also located in the Cariboo, has the expertise and track record needed to operate this mine and has secured 80% of the $800 million capital required to build it;
•         The broad local and regional support that exists for the project and the clear economic and social need for it to proceed.

"For these reasons I remain fully confident this mine will be approved by the Federal Cabinet and we look forward to their decision. While the Federal Government undertakes its remaining work, the Company continues to work through the Provincial mine permitting process, completion of project financing arrangements, moving forward with engineering, procurement of long-lead equipment and negotiating concentrate sales agreements." concluded Mr. Hallbauer.

Taseko will host a conference call on Tuesday, July 6, 2010 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss the Prosperity Project Environmental Assessment Process. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until July 13, 2010 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 86470725.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations - 778-373-4545, Toll Free 1-800-667-2114.

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•          uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•          uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•          uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•          changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•          the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•          the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•          the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.